AH
6-10-2003



SECURITIES AND EXCHANGE COMMISSION

03054326

CM

ANNUAL ~~AUDITED REPORT~~ FORM X-17A-5 PART III

SEC FILE NUMBER
8-~~11-006848-M~~3 8775

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Fidelity Distributors Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

82 Devonshire Street
(No. and Street)

Boston (City) MA (State) 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jane C. Greene 617-563-2036
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

160 Federal Street (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

CM

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

Report of Independent Accountants

To the Board of Directors and Stockholder of
Fidelity Investments Institutional Services Company, Inc.
(A Wholly-Owned Subsidiary of FMR Corp.):

In our opinion, the accompanying consolidated statement of financial condition and the related consolidated statements of income, changes in stockholder's equity and cash flows, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, present fairly, in all material respects, the financial position of Fidelity Investments Institutional Services Company, Inc. and its subsidiary at December 31, 2002, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

January 21, 2003

FIDELITY INVESTMENTS INSTITUTIONAL SERVICES COMPANY, INC.
(A Wholly-Owned Subsidiary of FMR Corp.)
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2002
(Dollars in thousands, except share amounts)

ASSETS	
Investments, at market value (cost $50,937)	$ 50,937
Receivables	14,361
Property and equipment, net	135,879
Deferred dealers concessions, net	11,055
Prepaid expenses	19,050
Other assets	2,496
Total Assets	$ 233,778
LIABILITIES	
Accrued liabilities	$ 6,516
Total Liabilities	6,516
Commitments and contingencies	
STOCKHOLDER'S EQUITY	
Common stock, $1 par value; 250,000 shares authorized; 1,000 shares issued and outstanding	1
Additional paid-in capital	163,620
Retained earnings	570,814
	734,435
Less: Net receivable from FMR Corp.	(507,173)
Total Stockholder's Equity	227,262
Total Liabilities and Stockholder's Equity	$ 233,778

The accompanying notes are an integral part of the consolidated financial statements.

FIDELITY INVESTMENTS INSTITUTIONAL SERVICES COMPANY, INC.
(A Wholly-Owned Subsidiary of FMR Corp.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)

A. Business:

Fidelity Investments Institutional Services Company, Inc. (the "Company") is a registered broker/dealer under the Securities Exchange Act of 1934. The Company's parent is FMR Corp. The Company earns commissions associated with selling mutual funds and contractual plans for which Fidelity Distributors Corporation, an affiliate, is the principal underwriter and distributor or sponsor. The Company receives marketing and distribution services fees, and administrative service fees from affiliates. In addition, the Company provides computer processing services, computer support and systems development services to affiliated companies. In conducting its business, the Company engages affiliated companies to provide certain services (see Note C).

B. Summary of Significant Accounting Policies:

Principles of Consolidation

The consolidated financial statements include the accounts of Fidelity Investments Institutional Services Company, Inc. and its majority-owned subsidiary. All material intercompany accounts and transactions are eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of December 31, 2002, as well as the reported amounts of revenues and expenses during the year then ended. Actual results could differ from the estimates included in these consolidated financial statements.

Revenue Recognition

Marketing and distribution services revenue is recognized as earned. Commissions earned on the sale of mutual fund shares and contractual plans are recognized on the trade date of the transaction. Service fees for providing administrative services are recognized as earned. Service revenue is recognized as performed. Interest income is recognized as earned and dividend income is recognized on the ex-dividend date. Unrealized appreciation (depreciation) on investments is credited (charged) to income. Gains and losses from the sale of investments are computed on an average cost basis.

Invested Assets

Investments consist of shares held in a Fidelity money market mutual fund and are stated at market value.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method based on estimated useful lives as follows: computer equipment and software, three years; furniture and equipment, five to ten years; and leasehold improvements, the shorter of their useful lives or the remainder of the lease term. Maintenance and repairs are charged to income when incurred. Renewals and betterments of a nature considered to materially extend the useful lives of the assets are capitalized. Any gain or loss on the sale or retirement of property and equipment is included in the consolidated statement of income.

FIDELITY INVESTMENTS INSTITUTIONAL SERVICES COMPANY, INC.
(A Wholly-Owned Subsidiary of FMR Corp.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
(Dollars in thousands)

B. Summary of Significant Accounting Policies (cont.):

Impairment of Assets

The Company reviews its invested and long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. When the estimated future cash flows are less than the carrying amount of the asset, the asset is reduced to its net realizable value and a charge against income is recorded.

In 2002, the Company recognized an impairment charge of approximately $1,172 related to certain deferred dealer concessions. The impairment charge resulted from the Company's reassessment of its ability to recover the unamortized cost of the related dealer concession asset.

Deferred Dealers Concessions

Deferred dealers concessions of $11,055 are net of accumulated amortization of $33,337 as of December 31, 2002. These deferred charges represent sales commissions paid to financial intermediaries in connection with the sale of certain Fidelity mutual funds' shares. The charges are amortized using the straight-line basis method over one to five years and are reflected in the statement of income as a reduction of commission and fees. In the event that the underlying mutual fund shares to which the deferred dealers concession unit relates, are redeemed earlier than the estimated life, the unamortized balance is fully charged against income.

Advertising Costs

Advertising costs are expensed as incurred.

Income Taxes

The Company is included in the consolidated federal and certain state income tax returns of FMR Corp. The Company is allocated by FMR Corp., a direct intercompany charge equivalent to the sum of applicable federal and state taxes on income due as if it were filing tax returns on an individual company basis.

C. Transactions with FMR Corp. and Affiliated Companies

The Company receives its marketing and distribution services revenue, commissions, service fees and computer support services revenue principally from affiliated companies. In addition, the Company is charged for services provided by FMR Corp. and affiliated companies. A summary of charges is as follows:

General and administrative	$ 154,456
Promotion and marketing	50,400
Occupancy	96,589
Other	2,294
Total	$ 303,739

The Company participates in FMR Corp.'s noncontributory trusteed defined benefit pension plan covering all of its eligible employees. Pension expense is allocated to the Company based upon its pro rata share of total eligible salary expense of FMR Corp. and its subsidiaries.

(Dollars in thousands)

C. Transactions with FMR Corp. and Affiliated Companies, (cont.):

The Company also participates in FMR Corp.'s defined contribution profit sharing plans covering substantially all employees. Annual contributions to the profit sharing plans are based on either stated percentages of eligible employee compensation or employee contributions.

The Company participates in various FMR Corp. stock-based compensatory plans. FMR Corp. and the Company have adopted the expense recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation" effective January 1, 2002. In accordance with SFAS 123, compensation expense is measured based on the fair value of stock issued or modified on a prospective basis. The Company is allocated a compensation charge that is amortized over the period in which it is earned. This accounting change has no material impact on the Company's statement of income for the year ended December 31, 2002.

For the year ended December 31, 2002, aggregate expenses charged to the Company related to these retirement and stock-based compensation plans were approximately $142,933.

All intercompany transactions with FMR Corp. and affiliated companies are charged or credited through an intercompany account with FMR Corp. and may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties. The Company generally receives credit for the collection of its receivables and is charged for the settlement of its liabilities through its intercompany account with FMR Corp. Under an agreement with FMR Corp., the Company may offset liabilities which will ultimately be settled by FMR Corp. on behalf of the Company against its receivable from FMR Corp. In accordance with the agreement, liabilities of approximately $51,364 have been offset against the receivable from FMR Corp.

D. Property and Equipment:

Property and equipment, at cost, consist of the following at December 31, 2002:

Computer equipment	$ 579,346
Software	165,414
Leasehold improvements	2,724
Furniture and equipment	6,188
	753,672
Less: Accumulated depreciation and amortization	(617,793)
	$ 135,879

During the year, the Company retired fully depreciated assets with an original cost of approximately $12,174.

FIDELITY INVESTMENTS INSTITUTIONAL SERVICES COMPANY, INC.
(A Wholly-Owned Subsidiary of FMR Corp.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
(Dollars in thousands)

E. Commitments:

Aggregate future minimum rentals of office space, equipment and other services under operating leases with noncancelable terms in excess of one year at December 31, 2002 are as follows:

Year	
2003	$ 5,453
2004	4,182
2005	2,479
2006	1,683
2007	659
Thereafter	3,302

Rent expense included in occupancy amounted to approximately $99,678 in 2002, of which $96,589 was charged to the Company by affiliates.

F. Charge Equivalent to Taxes on Income:

The total charge equivalent to taxes on income for the year ended December 31, 2002, consists of:

Current:	
Federal	$ 117,541
State	10,337
	127,878
Deferred:	
Federal	(60,474)
State	(5,043)
	(65,517)
Charge equivalent to taxes on income	$ 62,361

The provision for deferred income taxes results from differences in the recognition of revenue and expense for tax and financial reporting purposes. At December 31, 2002, the Company's net deferred tax assets approximated $61,772 and are included in the net receivable from FMR Corp. The primary sources of temporary differences relate to depreciation, amortization of deferred dealers concessions, deferred compensation and pension expense.